UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02083G 100

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,716,701 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,716,701 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,701 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 13,852,464 shares of Common Stock outstanding on November 1, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018, (ii) 4,706,700 shares of Common Stock that were sold on January 18, 2019 as described in the Issuer’s Form 8-K filed with the SEC on January 16, 2019 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,716,701 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,716,701 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,701 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 13,852,464 shares of Common Stock outstanding on November 1, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018, (ii) 4,706,700 shares of Common Stock that were sold on January 18, 2019 as described in the Issuer’s Form 8-K filed with the SEC on January 16, 2019 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,716,701 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,716,701 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,701 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 13,852,464 shares of Common Stock outstanding on November 1, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018, (ii) 4,706,700 shares of Common Stock that were sold on January 18, 2019 as described in the Issuer’s Form 8-K filed with the SEC on January 16, 2019 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 8,925 shares (1)
	8.	Shared Voting Power 2,716,701 shares (2)
	9.	Sole Dispositive Power 8,925 shares (1)
	10.	Shared Dispositive Power 2,716,701 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,725,626 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 8,925 shares of Common Stock issuable to James Topper pursuant to stock options exercisable within 60 days of January 18, 2019.
(2)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(3)

Based on (i) 13,852,464 shares of Common Stock outstanding on November 1, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018, (ii) 4,706,700 shares of Common Stock that were sold on January 18, 2019 as described in the Issuer’s Form 8-K filed with the SEC on January 16, 2019, (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019 and (iv) 8,925 shares of Common Stock issuable to James Topper pursuant to stock options exercisable within 60 days of January 18, 2019.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,716,701 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,716,701 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,716,701 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,571,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 13,852,464 shares of Common Stock outstanding on November 1, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018, (ii) 4,706,700 shares of Common Stock that were sold on January 18, 2019 as described in the Issuer’s Form 8-K filed with the SEC on January 16, 2019 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019.

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D filed on July 31, 2017 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”) with respect to the Common Stock of Alpine Immune Sciences, Inc (the “Issuer”), having its principal executive office at 201 Elliott Avenue West, Suite 230, Seattle, WA 98119. Except as otherwise specified in Amendment No. 1, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

FLS-VIII had purchased from a company then known as Alpine Immune Sciences, Inc. (“Old Alpine”) in a series of private transactions 3,558,719 shares of Series A-1 Preferred Stock (“Series A-1 Stock”) and 866,741 shares of Common Stock (the “Old Alpine Common Stock”) for an aggregate purchase price of $15,483,870. Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among the Issuer, Nautilus Merger Sub, Inc. and Old Alpine (the “Merger Agreement”), at the closing of the merger provided for in the Merger Agreement (the “Merger”), each share of Old Alpine’s Common Stock and Series A-1 Stock held by FLS-VIII was automatically converted into 0.4969 shares of the Issuer’s Common Stock, which resulted in FLS-VIII holding a total of 2,199,011 shares of the Issuer’s Common Stock as of July 24, 2017.

FLS-VIII participated in the Issuer’s private placement offering (the “Offering”) and (i) purchased 372,439 shares of the Issuer’s Common Stock and (ii) received a warrant exercisable for 145,251 shares of Issuer’s Common Stock for an aggregate purchase price of $1,999,997.43, which closed on January 18, 2019. FLS-VIII holds 2,571,450 shares of the Issuer’s Common Stock and a warrant that is exercisable for 145,251 shares of the Issuer’s Common Stock within 60 days of the date of this filing (the “Frazier Shares”).

The working capital of FLS-VIII was the source of the funds for the purchase of the Frazier Shares. No part of the purchase price of the Frazier Shares were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Frazier Shares.

Item 5.	Interest in Securities of the Issuer

(a)

FLS-VIII is the record owner of the Frazier Shares. As the sole general partner of FLS-VIII, FHM-VIII, L.P. may be deemed to own beneficially the Frazier Shares. As the sole general partner of FHM-VIII, L.P., FHM-VIII LLC may be deemed to own beneficially the Frazier Shares. As individual members of FHM-VIII LLC, each of the Topper and Heron may be deemed to beneficially own the Frazier Shares. Each Reporting Person disclaims beneficial ownership of all Frazier Shares other than those shares which such person owns of record, which in Topper’s case, includes the 8,925 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of January 18, 2019.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each FLS-VIII, FHM-VIII L.P., FHM-VIII LLC and Heron, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on (i) 13,852,464 shares of Common Stock outstanding on November 1, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018, (ii) 4,706,700 shares of Common Stock that were sold on January 18, 2019 as described in the Issuer’s Form 8-K filed with the SEC on January 16, 2019 and (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Topper, is set forth on Line 13 of Topper’s cover sheet. Such percentage was calculated based on (i) 13,852,464 shares of Common Stock outstanding on November 1, 2018 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018, (ii) 4,706,700 shares of Common Stock that were sold on January 18, 2019 as described in the Issuer’s Form 8-K filed with the SEC on January 16, 2019, (iii) 145,251 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of January 18, 2019 and (iv) 8,925 shares of Common Stock issuable to James Topper pursuant to stock options exercisable within 60 days of January 18, 2019.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Topper was granted a stock option to purchase up to 7,650 shares of the Issuer’s Common Stock on January 2, 2019, at an exercise price per share of $4.09, which vests in twelve monthly installments measured from January 2, 2019.

In connection with the Offering, FLS-VIII entered into a Securities Purchase Agreement with the Issuer and (i) purchased 372,439 shares of the Issuer’s Common Stock and (ii) received a warrant exercisable for 145,251 shares of the Issuer’s Common Stock for an aggregate purchase price of $1,999,997.43.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Frazier Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Private Placement

Purchase Agreement. In connection with the Offering, on January 15, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with FLS-VIII and certain other parties, pursuant to which on January 18, 2019 FLS-VIII (i) purchased 372,439 shares of the Issuer’s Common Stock, and (ii) received a warrant exercisable for 145,251 shares of the Issuer’s Common Stock for an aggregate purchase price of $1,999,997.43 (the “New FLS-VIII Securities”).

Warrant. In connection with the Offering, FLS-VIII received a warrant exercisable for 145,251 shares of the Issuer’s Common Stock (the “Warrant”). The Warrant has an exercise price per share of $12.74 and will expire on January 18, 2024 if it is not exercised on or prior to such date.

Registration Rights Agreement. In connection with the Offering, on January 15, 2019, the Issuer, FLS-VIII and certain other parties also entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to prepare and file a registration statement with the SEC on the date on which the Issuer files its Annual Report on Form 10-K for the year ended December 31, 2018, and in any event no later than March 18, 2019 (the “Filing Deadline”), and to use commercially reasonable efforts to have the registration statement declared effective within 25 days of the Filing Deadline if there is no review by the SEC, and within 90 days of the Filing Deadline in the event of such review.

Lockup Agreements. In connection with the Offering, FLS-VIII, along with all of the Issuer’s directors (including Topper), and executive officers have entered into agreements (the “Lockup Agreements”) pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s Common Stock, including, as applicable, the New FLS-VIII Securities, until the earlier of (i) 180 days from the closing date of the Offering and (ii) 30 days following the date of effectiveness of the registration statement registering the sale of the shares issued pursuant to the Securities Purchase Agreement.

The foregoing summaries of the Purchase Agreement, the Warrant, the Registration Rights Agreement and the Lock-up Agreements are not intended to be complete and are qualified in their entirety by reference to the full texts of such documents, which are filed as Exhibit 99.C, Exhibit 99.D, Exhibit 99.E, and Exhibit 99.F to this Schedule 13D, respectively, and are incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.A*	-	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.B*	-	Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 99.C	-	Securities Purchase Agreement by and among Alpine Immune Sciences, Inc. and the Purchasers set forth therein dated January 15, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 16, 2019).

Exhibit 99.D	-	Form of Warrant (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 16, 2019).

Exhibit 99.E	-	Registration Rights Agreement by and between Alpine Immune Sciences, Inc. and the Purchasers set forth therein dated January 15, 2019 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 16, 2019).

Exhibit 99.F	-	Form of Lock-up Agreement (incorporated by reference as Exhibit I to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 16, 2019).

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2019	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 22, 2019	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 22, 2019	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 22, 2019	By:	*
James Topper

Date: January 22, 2019	By:	*
Patrick J. Heron

Date: January 22, 2019	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.